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Exhibit 21.2


LIST OF SUBSIDIARIES OF THE REGISTRANT:


1. Visitors Services International Corp., formerly Visitors Services, Inc., is a wholly-owned subsidiary of the Registrant, incorporated under the laws of the State of Florida, and also does business under the names of VSIC and VSI.

2. American International Travel Agency, Inc., is a wholly-owned subsidiary of Visitors Services International Corp., incorporated under the laws of the State of Florida, and also does business under the name of AIT.